SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                           Far East Energy Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    307325100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Kristian Wiggert
                             Morrison & Foerster MNP
                         CityPoint, One Ropemaker Street
                                 London EC2Y 9AW
                                     England
                                +44-20-7920-4000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 11, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box. | |

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

-------------------------------                    -----------------------------
     CUSIP NO. 307325100               13D/A           PAGE 2 OF 19 PAGES
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFAER CAPITAL ASIAN FUND
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |X|

                                                                       (b) |_|

--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

                 WC

--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)


                                                                           |_|
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands

--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
    NUMBER OF

      SHARES        ------------------------------------------------------------
                       8   SHARED VOTING POWER
   BENEFICIALLY            22,300,931 (includes 300,000 shares of common stock
                           issuable upon exercise of warrants issued to Soafer
     OWNED BY              Capital Inc., an affiliate of Sofaer Capital Asian
                           Fund and Sofaer Capital Global Fund as a finders fee
                           over which only Sofaer Capital Inc., Sofaer Capital
                           Asian Fund and Sofaer Capital Global Fund have shared
                           voting power)
                    ------------------------------------------------------------
       EACH            9   SOLE DISPOSITIVE POWER

    REPORTING
                    ------------------------------------------------------------
      PERSON          10   SHARED DISPOSITIVE POWER

       WITH                8,885,729
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,885,729

--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           |_|

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.6%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

-------------------------------                    -----------------------------
     CUSIP NO. 307325100               13D/A           PAGE 3 OF 19 PAGES
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFAER CAPITAL GLOBAL FUND
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |X|

                                                                       (b) |_|

--------------------------------------------------------------------------------
    3   SEC USE ONLY


--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)

                                                                           |_|
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
    NUMBER OF

      SHARES        ------------------------------------------------------------
                       8   SHARED VOTING POWER
   BENEFICIALLY            22,300,931 (includes 300,000 shares of common stock
                           issuable upon exercise of warrants issued to Soafer
     OWNED BY              Capital Inc., an affiliate of Sofaer Capital Asian
                           Fund and Sofaer Capital Global Fund as a finders fee
                           over which only Sofaer Capital Inc., Sofaer Capital
                           Asian Fund and Sofaer Capital Global Fund have shared
                           voting power)
                    ------------------------------------------------------------
       EACH            9   SOLE DISPOSITIVE POWER

    REPORTING
                    ------------------------------------------------------------
      PERSON          10   SHARED DISPOSITIVE POWER

       WITH                8,885,729
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,885,729

--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           |_|

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.6%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

-------------------------------                    -----------------------------
     CUSIP NO. 307325100               13D/A           PAGE 4 OF 19 PAGES
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFAER CAPITAL INC.
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |X|

                                                                       (b) |_|

--------------------------------------------------------------------------------
    3   SEC USE ONLY


--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

                 WC
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)

                                                                           |_|
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
    NUMBER OF

      SHARES        ------------------------------------------------------------
                       8   SHARED VOTING POWER
   BENEFICIALLY            22,300,931 (includes 300,000 shares of common stock
                           issuable upon exercise of warrants issued to Soafer
     OWNED BY              Capital Inc., an affiliate of Sofaer Capital Asian
                           Fund and Sofaer OWNED Capital Global Fund as a
                           finders fee over which only Sofaer Capital Inc.,
                           Sofaer Capital Asian Fund and Sofaer Capital Global
                           Fund have shared voting power)
                    ------------------------------------------------------------
       EACH            9   SOLE DISPOSITIVE POWER

    REPORTING
                    ------------------------------------------------------------
      PERSON          10   SHARED DISPOSITIVE POWER

       WITH                8,885,729
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,885,729
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           |_|

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.6%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

-------------------------------                    -----------------------------
     CUSIP NO. 307325100               13D/A           PAGE 5 OF 19 PAGES
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        RESTRUCTURING INVESTORS LIMITED
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |X|

                                                                       (b) |_|

--------------------------------------------------------------------------------
    3   SEC USE ONLY


--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)


                                                                           |_|
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
    NUMBER OF

      SHARES        ------------------------------------------------------------
                       8   SHARED VOTING POWER
   BENEFICIALLY            22,150,931 (includes 150,000 shares of Common Stock
                           issuable upon exercise of warrants issued to
     OWNED BY              Restructuring Investors Limited as a finders fee)
                    ------------------------------------------------------------
       EACH            9   SOLE DISPOSITIVE POWER

    REPORTING              4,442,865
                    ------------------------------------------------------------
      PERSON          10   SHARED DISPOSITIVE POWER

       WITH
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,442,865
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           |_|

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.8%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

-------------------------------                    -----------------------------
     CUSIP NO. 307325100               13D/A           PAGE 6 OF 19 PAGES
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        PASSLAKE LIMITED
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |X|

                                                                       (b) |_|

--------------------------------------------------------------------------------
    3   SEC USE ONLY


--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)

                                                                           |_|
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
    NUMBER OF

      SHARES        ------------------------------------------------------------
                       8   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY              22,000,931
                    ------------------------------------------------------------
       EACH            9   SOLE DISPOSITIVE POWER

    REPORTING              536,608
                    ------------------------------------------------------------
      PERSON          10   SHARED DISPOSITIVE POWER

       WITH
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        536,608
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           |_|

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.06%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

-------------------------------                    -----------------------------
     CUSIP NO. 307325100               13D/A           PAGE 7 OF 19 PAGES
-------------------------------                    -----------------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        PERSISTENCY
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) |X|

                                                                       (b) |_|

--------------------------------------------------------------------------------
    3   SEC USE ONLY


--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)

                                                                           |_|
--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
    NUMBER OF

      SHARES        ------------------------------------------------------------
                       8   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY              22,000,931




                    ------------------------------------------------------------
       EACH            9   SOLE DISPOSITIVE POWER

    REPORTING              8,585,729
                    ------------------------------------------------------------
      PERSON          10   SHARED DISPOSITIVE POWER

       WITH
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,585,729
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           |_|

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.3%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

1.   SECURITY AND ISSUER.

     This statement on Schedule 13D/A (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Far East Energy Corporation (the "Issuer"). This amended Statement is being filed for the purpose of providing additional information about certain of the Reporting Persons (as defined below).

     The principal executive offices of the Issuer are located at 400 N. Sam Houston Parkway East, Suite 205, Houston, Texas, 77060.

2.   IDENTITY AND BACKGROUND.

          A. This statement is filed by each of the following persons (the "Reporting Persons"):

                  (i) Sofaer Capital Global Fund, a Cayman Islands mutual trust ("SCGF") and an affiliate of SCAF (as defined below);

                  (ii) Sofaer Capital Asian Fund, a Cayman Islands mutual trust ("SCAF") and an affiliate of SCGF;

                  (iii) Sofaer Capital Inc., a British Virgin Islands company ("Sofaer") and an affiliate of SCGF and SCAF;

                  (iv) Restructuring Investors Limited, a British Virgin Islands Limited Liability Company ("Restructuring");

                  (v) Passlake Limited, a Cayman Islands investment holding company ("Passlake"); and

                  (vi) Persistency, a Cayman Islands limited company ("Persistency").



                               PAGE 8 OF 19 PAGES

          B. Set forth below is certain information as specified in Instruction 2 to Schedule 13D with respect to each of the Reporting Persons.

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Name of Reporting Person   Jurisdiction of    Principal Business of      Address of Principal Business   Address of
                           Organization of    Reporting Person           of Reporting Person             Principal Office of
                           Reporting Person                                                              Reporting Person,
                                                                                                         if different
-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
SOFAER CAPITAL GLOBAL      CAYMAN ISLANDS     MUTUAL TRUST               C/O CALEDONIAN BANK & TRUST
FUND                                                                     LIMITED, AS TRUSTEE
                                                                         CALEDONIAN HOUSE
                                                                         69 DR. ROY'S DRIVE
                                                                         PO BOX 1043
                                                                         GEORGE TOWN
                                                                         GRAND CAYMAN

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
SOFAER CAPITAL ASIAN       CAYMAN ISLANDS     MUTUAL TRUST               C/O CALEDONIAN BANK & TRUST
FUND                                                                     LIMITED, AS TRUSTEE
                                                                         CALEDONIAN HOUSE
                                                                         69 DR. ROY'S DRIVE
                                                                         PO BOX 1043
                                                                         GEORGE TOWN
                                                                         GRAND CAYMAN

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
William S. Walker                             Director/Chairman of       c/o Caledonian Bank &
                                              Caledonian Bank & Trust    Trust Limited
                                              Limited                    Caledonian House
                                                                         69 Dr. Roy's Drive
                                                                         PO Box 1043
                                                                         George Town
                                                                         Grand Cayman

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
David S. Walker                               Managing Director of       c/o Caledonian Bank &
                                              Caledonian Bank & Trust    Trust Limited
                                              Limited                    Caledonian House
                                                                         69 Dr. Roy's Drive
                                                                         PO Box 1043
                                                                         George Town
                                                                         Grand Cayman

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------

                               PAGE 9 OF 19 PAGES

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Name of Reporting Person   Jurisdiction of    Principal Business of      Address of Principal Business   Address of
                           Organization of    Reporting Person           of Reporting Person             Principal Office of
                           Reporting Person                                                              Reporting Person,
                                                                                                         if different
-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
David G. Bird                                 Director of Caledonian     c/o Caledonian Bank & Trust
                                              Bank & Trust Limited       Limited
                                                                         Caledonian House
                                                                         69 Dr. Roy's Drive
                                                                         PO Box 1043
                                                                         George Town
                                                                         Grand Cayman

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Ali Mudeen                                    Director of Caledonian     c/o Caledonian Bank &
                                              Bank & Trust Limited       Trust Limited
                                                                         Caledonian House
                                                                         69 Dr. Roy's Drive
                                                                         PO Box 1043
                                                                         George Town
                                                                         Grand Cayman

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Bernard G.H. McGrath                          Assistant Managing         c/o Caledonian Bank & Trust
                                              Director/Chief Financial   Limited
                                              Officer of Caledonian      Caledonian House
                                              Bank & Trust Limited       69 Dr. Roy's Drive
                                                                         PO Box 1043
                                                                         George Town
                                                                         Grand Cayman

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Vijayabalan Murugesu                          Assistant Managing         c/o Caledonian Bank &
                                              Director of Caledonian     Trust Limited
                                              Bank & Trust Limited       Caledonian House
                                                                         69 Dr. Roy's Drive
                                                                         PO Box 1043
                                                                         George Town
                                                                         Grand Cayman

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Thomas H. Parsons Jr.                         Manager/Banking of         c/o Caledonian Bank &
                                              Caledonian Bank & Trust    Trust Limited
                                              Limited                    Caledonian House
                                                                         69 Dr. Roy's Drive
                                                                         PO Box 1043
                                                                         George Town
                                                                         Grand Cayman

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------

                               PAGE 10 OF 19 PAGES

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Name of Reporting Person   Jurisdiction of    Principal Business of      Address of Principal Business   Address of
                           Organization of    Reporting Person           of Reporting Person             Principal Office of
                           Reporting Person                                                              Reporting Person,
                                                                                                         if different
-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Ralph F. Woodford                             Manager/Investment         c/o Caledonian Bank &
                                              Services of Caledonian     Trust Limited
                                              Bank & Trust Limited       Caledonian House
                                                                         69 Dr. Roy's Drive
                                                                         PO Box 1043
                                                                         George Town
                                                                         Grand Cayman

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Darlene E. Zelaya                             Manager/Corporate          c/o Caledonian Bank &
                                              Services of Caledonian     Trust Limited
                                              Bank & Trust Limited       Caledonian House
                                                                         69 Dr. Roy's Drive
                                                                         PO Box 1043
                                                                         George Town
                                                                         Grand Cayman

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
SOFAER CAPITAL INC.        HONG KONG          INVESTMENT ADVISOR         CRAIGMUIR CHAMBERS
                                                                         ROAD TOWN
                                                                         TORTOLA
                                                                         BRITISH VIRGIN ISLANDS

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Michael Sofaer             Hong Kong          Sole Director and          16th Floor
                                              Officer of Sofaer          16 Ice House Street
                                              Capital Inc.               Central
                                                                         Hong Kong

------------------------- ------------------- -------------------------- ------------------------------- ---------------------
RESTRUCTURING INVESTORS   BRITISH VIRGIN      INVESTMENT HOLDING         C/O SILEX MANAGEMENT LIMITED    P.O. BOX 173
LIMITED                   ISLANDS             COMPANY                    RUE KLEBERG 6                   KINGSTON CHAMBERS
                                                                         CH1201                          ROAD TOWN
                                                                         GENEVA                          TORTOLA
                                                                         SWITZERLAND                     BRITISH VIRGIN
                                                                                                         ISLANDS

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Silex Trust Company        Jersey             Trust f/b/o Julien Andre   Stuart House
Limited, as Trustee of                        Treger                     84 Cadogan Square
the Treger Family Trust                                                  London SW1X OD2
                                                                         United Kingdom

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------

                               PAGE 11 OF 19 PAGES

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Name of Reporting Person   Jurisdiction of    Principal Business of      Address of Principal Business   Address of
                           Organization of    Reporting Person           of Reporting Person             Principal Office of
                           Reporting Person                                                              Reporting Person,
                                                                                                         if different
-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Silex Management Limited   British Virgin     Sole Director of Silex     Rue Kleberg 6                   P.O. Box 173
                           Islands            Trust Company Limited      CH1201                          Kingston Chambers
                                                                         Geneva                          Road Town
                                                                         Switzerland                     Tortola
                                                                                                         British Virgin
                                                                                                         Islands

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Silex Holdings Limited     British Virgin     Parent of Silex Trust      Rue Kleberg 6                   P.O. Box 173
                           Islands            Company Limited and        CH1201                          Kingston Chambers
                                              Silex Management Limited   Geneva                          Road Town
                                                                         Switzerland                     Tortola
                                                                                                         British Virgin
                                                                                                         Islands

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Klaus Biedermann           Liechtenstein      Director of Silex Trust    Gschind 865
                                              Company Limited and        9497 Friesenberg
                                              Silex Management Limited   Liechtenstein
                                              (Professional Trustee)

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Mario Staggl               Liechtenstein      Director of Silex Trust    Gschind 865
                                              Company Limited and        9497 Friesenberg
                                              Silex Management Limited   Liechtenstein
                                              (Professional Trustee)

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Brian Padgett              Switzerland        Director of Silex trust    Route de Corniere 3
                                              Company Limited and        1241 Puplinge
                                              Silex Management Limited   Switzerland
                                              (Funds Manager and
                                              Chartered Accountant)

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------

                               PAGE 12 OF 19 PAGES

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Name of Reporting Person   Jurisdiction of    Principal Business of      Address of Principal Business   Address of
                           Organization of    Reporting Person           of Reporting Person             Principal Office of
                           Reporting Person                                                              Reporting Person,
                                                                                                         if different
-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Leonard O'Brien            Switzerland        Director of Silex trust    Chemin Villa Rose 3B
                                              Company Limited and        1291 Commugny
                                              Silex Management Limited   Switzerland
                                              (Funds Manager and
                                              Chartered Accountant)

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
PASSLAKE LIMITED           CAYMAN ISLANDS                                P.O. BOX 309
                                                                         SOUTH CHURCH STREET
                                                                         GEORGE TOWN
                                                                         GRAND CAYMAN
                                                                         CAYMAN ISLANDS

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Gregor McIntosh            Switzerland        Director of Passlake       c/o
                                              Limited                    Cavamont Services SA
                                                                         40 Rue du Rhone
                                                                         1204 Geneva
                                                                         Switzerland

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Constantine G.             Switzerland        Director of Passlake       c/o
Papadimitriou                                 Limited                    Cavamont Services SA
                                                                         40 Rue du Rhone
                                                                         1204 Geneva
                                                                         Switzerland

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Passlake Foundation        Liechtenstein      Family Foundation          Heiligkreuz 6
                                              controlling Passlake       PO Box 484
                                              Limited                    9490 Vaduz
                                                                         Liechtenstein

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Dr. Peter Marxer           Liechtenstein      Member of Foundation       c/o Marxer & Partner
                                              Council                    Rechtsanwalte
                                                                         Heiligkreuz 6
                                                                         9490 Vaduz
                                                                         Liechtenstein

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Dulkara Anstalt            Liechtenstein      Member of Foundation       Stadtle 36
                                              Council                    9490 Vaduz
                                                                         Liechtenstein

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------

                               PAGE 13 OF 19 PAGES

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Name of Reporting Person   Jurisdiction of    Principal Business of      Address of Principal Business   Address of
                           Organization of    Reporting Person           of Reporting Person             Principal Office of
                           Reporting Person                                                              Reporting Person,
                                                                                                         if different
-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
PERSISTENCY                CAYMAN ISLANDS     INVESTMENT FUND            UGLAND HOUSE
                                                                         P.O. BOX 309
                                                                         GEORGE TOWN
                                                                         GRAND CAYMAN
                                                                         BRITISH WEST INDIES

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Luca Padulli               United Kingdom     Director/Investor          Barton Berdish Hall
                                                                         Barton Berdish
                                                                         Norfolk, PE 33 PDL
                                                                         United Kingdom

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Andrew Morris              United Kingdom     Director/Business Manager  Top Flat
                                                                         40 Parma Crescent
                                                                         London
                                                                         SW11 1LT
                                                                         United Kingdom

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------
Viscount Alex Bridport     Switzerland        Director/Broker            Ch. De Beau Soleil 8
                                                                         1206
                                                                         Geneva
                                                                         Switzerland

-------------------------- ------------------ -------------------------- ------------------------------- ---------------------


     During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of their directors, managers or executive officers, if any, have been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Persons acquired the shares to which this Statement relates pursuant to a private placement transaction that occurred on December 21, 2004 in accordance with the terms of a Stock Subscription Agreement (the "December 2004 Subscription Agreement") dated as of such date and a subsequent private placement that occurred on October 11, 2005.

     In the December 2004 transaction, the Issuer sold to each of the Reporting Persons units consisting of two shares of Common Stock and one warrant to purchase one share of Common Stock (the "Units"). The purchase price per Unit paid by the Purchasers was $1.60 for an

                               PAGE 14 OF 19 PAGES
aggregate purchase price of $10,250,000. Each of the warrants has an exercise price of $2.50. The Units represent an aggregate of 19,218,750 shares of Common Stock. Funds for the purchase of the Units were derived from available capital of the Reporting Persons. Certain of the Reporting Persons or their affiliates also received warrants from the Issuer as a finders fee in connection with this transaction.

     The October 2005 transaction occurred pursuant to the exercise of participation rights contained in the December 2004 Subscription Agreement, which allow the Reporting Persons to maintain their interest in the fully-diluted equity of the Issuer. In this transaction, the Reporting Persons purchased an aggregate of 2,782,181 shares of Common Stock for a price of $0.90 per share (an aggregate purchase price of $2,503,963).

4.   PURPOSES OF TRANSACTION.

     The shares of Common Stock have been acquired by the Reporting Persons for investment purposes. Except for the actions referred to in the preceding sentence, none of the persons on behalf of whom this Statement is filed currently has other plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a) through (j) of Item 4 of the Special Instructions for Schedule 13D. Each of the Reporting Persons intends to review on a continuing basis the investments it has in the Issuer and based on such continuing review, and all other factors deemed relevant, such Reporting Person may sell or seek the sale of all or part of the shares or to increase their holdings of shares of Common Stock.

5.   INTEREST IN SECURITIES OF THE ISSUER.

          A. The responses set forth on each of the cover pages with respect to the Reporting Persons are hereby incorporated by reference herein. The aggregate number of shares of Common Stock of the Issuer outstanding as of October 11, 2005 was 92,363,199. As a group, the Reporting Persons currently own 22,450,931 shares (6,856,250 of which may be acquired pursuant to exercise of the warrants), or 24.3%, of the Common Stock. Each Reporting Person declares that the filing of this Statement shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities owned by any other Reporting Person and covered by this Statement and disclaims any such beneficial ownership.

          B. The Reporting Persons have shared power to vote 22,000,931 shares of Common Stock. Sofaer, SCGF and SCAF have shared power to vote 300,000 shares of Common Stock and shared dispositive power over 8,885,729 shares of Common Stock. Restructuring has sole dispositive power over 4,442,865 shares of Common Stock, Passlake has sole dispositive power over 536,608 shares of Common Stock and Persistency has sole dispositive power over 8,585,729 shares of Common Stock.

          C.   Not applicable.

          D.   Not applicable.

          E.   Not applicable.

                               PAGE 15 OF 19 PAGES

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the December 2004 private placement transaction, each of the Reporting Persons (or their representative) entered into the December 2004 Subscription Agreement, by and between the Issuer, the Reporting Persons and Tim Whyte as initial representative of the Reporting Persons, a Registration Rights Agreement with the Issuer, dated as of December 21, 2004 with respect to the registration of the shares of Common Stock and the shares of Common Stock underlying the warrants purchased pursuant to the December 2004 Subscription Agreement, and an Investor Group Agreement, dated December 23, 2004, among the Reporting Persons, which governs certain interactions among the Reporting Persons with respect to the Common Stock held by them. Certain of the Reporting Persons entered into a letter agreement dated as of December 21, 2004 with respect to the payment of finders fees.

     In connection with the October 2005 private placement transaction, each of the Reporting Persons entered into a Stock Subscription Agreement with the Issuer (the "October 2005 Subscription Agreement"), and also entered into a Registration Rights Agreement with the Issuer with respect to the registration of the shares of Common Stock purchased pursuant to the October 2005 Subscription Agreement. This transaction occurred in conjunction with the exercise of certain participation rights of the Reporting Persons, under the December 2004 Subscription Agreement, which allow the Reporting Persons to maintain their interest in the fully-diluted equity of the Issuer.

     The information included in response to Items 3 and 4 is incorporated into this response.

     Except as set forth in this Schedule 13D/A, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

                               PAGE 16 OF 19 PAGES

7.   MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit No.
     -----------

     Exhibit 1. Stock Subscription Agreement dated as of December 21, 2004, by and among the Issuer, the Reporting Persons and Tim Whyte, as initial representative of the Reporting Persons.*

     Exhibit 2. Form of Registration Rights Agreement dated as of December 21, 2004, by and among the Issuer and the Reporting Persons.*

     Exhibit 3. Investor Group Agreement dated as of December 23, 2004, by and among Chasm Lake Management Services LLC (for itself and as representative of Persistency), Sofaer Capital Inc. (as agent for Caledonian Bank and Trust, Ltd., as trustee for SCGF and SCAF), Restructuring and Passlake.*

     Exhibit 4. Joint Filing Agreement and Power of Attorney dated as of December 23, 2004 by and among the Reporting Persons.*

     Exhibit 99.5. Form of Stock Subscription Agreement by and between the Issuer and the Purchaser named therein.

     Exhibit 99.6. Form of Registration Rights Agreement by and among the Issuer and the Investors named therein.

     -----------
     *Previously filed






                               PAGE 17 OF 19 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 13, 2005

                                       SOFAER CAPITAL GLOBAL FUND


                                       By: /s/ KRISTIAN WIGGERT
                                           --------------------
                                       Name:  KRISTIAN WIGGERT
                                              -----------------
                                       Title: ATTORNEY-IN-FACT
                                              -----------------



                                       SOFAER CAPITAL ASIAN FUND


                                       By: /s/ KRISTIAN WIGGERT
                                           --------------------
                                       Name:  KRISTIAN WIGGERT
                                              -----------------
                                       Title: ATTORNEY-IN-FACT
                                              -----------------



                                       SOFAER CAPITAL INC.


                                       By: /s/ KRISTIAN WIGGERT
                                           --------------------
                                       Name:  KRISTIAN WIGGERT
                                              -----------------
                                       Title: ATTORNEY-IN-FACT
                                              -----------------



                                         RESTRUCTURING INVESTORS LIMITED


                                       By: /s/ KRISTIAN WIGGERT
                                           --------------------
                                       Name:  KRISTIAN WIGGERT
                                              -----------------
                                       Title: ATTORNEY-IN-FACT
                                              -----------------

                               PAGE 18 OF 19 PAGES

                                       PERSISTENCY


                                       By: /s/ KRISTIAN WIGGERT
                                           --------------------
                                       Name:  KRISTIAN WIGGERT
                                              -----------------
                                       Title: ATTORNEY-IN-FACT
                                              -----------------



                                       PASSLAKE LIMITED


                                       By: /s/ KRISTIAN WIGGERT
                                           --------------------
                                       Name:  KRISTIAN WIGGERT
                                              -----------------
                                       Title: ATTORNEY-IN-FACT
                                              -----------------







                               PAGE 19 OF 19 PAGES